

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 14, 2017

<u>Via E-Mail</u>
Mr. Alan Fine
Principal Financial Officer and Treasurer
Real Goods Solar, Inc.
110 16th Street, 3rd Floor
Denver, CO 80202

> **Re: Real Goods Solar, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 7, 2017**
> **File No. 333-218581**

Dear Mr. Fine:

We have limited our review of your registration statement to those issues that we have addressed in our comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

<u>General</u>

1. Confirm your eligibility to offer the Class A common stock upon exercise of existing warrants under General Instruction I.B.4. of Form S-3 at the form's effective date, including delivering the required information to the warrant holders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-mail
        Rikard Lundberg, Esq.
        Brownstein Hyatt Farber Schreck LLP
        410 17th Street, Suite 2200
        Denver, CO 80202